

November 6, 2013

<u>By E-Mail</u>
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:**   **PLX Technology, Inc.**
> **Amended Preliminary Proxy Statement filed on October 29, 2013**
> **Preliminary Proxy Statement filed on October 28, 2013**
> **Filed by Potomac Capital Partners II, L.P. et al.**
> **File No. 0-25699**
> **Amendment No. 6 to Schedule 13D filed on June 27, 2013**
> **File No. 5-56235**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

1. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. Please revise the cover page of the proxy statement and the proxy card to include all of the participants in the solicitation. We note that currently only Potomac Capital Partners II, L.P. is identified.

3. We note the statement that "the Board can be improved with the addition of truly independent directors" in the letter to stockholders and on page 12; however, we note that a majority of the current PLX board is independent as defined in the listing standards of The NASDAQ Global Market LLC. Please revise to clarify the definition of independence being used.

Background to the Solicitation, page 4

4. Please refer to the fourth bullet point on page 8. Please revise to further describe the "disappointing third quarter results and lower than expected guidance."

Reasons for Our Solicitation, page 9

The current Board has been incapable of returning value to stockholders, page 9

5. We note that the stock prices and dates in the stock price graph are illegible. Please revise so that the stock price graph is readable.

Proposal No. 1; Election of Directors, page 13

The Nominees, page 13

6. We note that the participants are soliciting to elect five director nominees, but there will be eight seats up for election at the annual meeting. Please revise the proxy statement and the proxy card to state that shareholders will be disenfranchised with respect to three director seats if they return the participants' gold proxy card. Please note that the short slate rule in Rule 14a-4(d) only applies when the participants are seeking to elect a minority of the board.

7. We note that if elected, the participants' nominees will represent a majority of the board. Please revise to describe any financial consequences to PLX resulting from the change in control.

8. Please revise to state that there is no assurance that the registrant's directors will serve if elected with any of the participants' nominees.

9. Please revise the cross-reference to "Reasons for Our Solicitation" since we are unable to locate the disclosure regarding the nominees' specific experience, qualifications, attributes and skills in that section.

10. Please revise to identify the "Nominating Stockholder."

11. Please revise to clarify the second sentence in the fifth paragraph on page 15 which reads: "No Nominee is a member of the Company's compensation, nominating, or audit committee that is not independent under any such committee's applicable independence standards."

12. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 20

13. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

14. Please revise to include the expenses incurred to date, since that amount is known.

Security Ownership of Certain Beneficial Owners and Management

15. We note that on page 20 the disclosure states that shares are held in margin accounts and are pledged as collateral security. Please revise to indicate by footnote the amount of shares that are pledged by Potomac Capital and Mr. Singer, as security. Refer to Item 6(d) of Schedule 14A and corresponding Item 403(b) of Regulation S-K.

Form of Proxy

16. Please revise the proxy card to clearly designate the space where security holders may enter the names of the nominees for whom the shareholder chooses to withhold authority to vote.

Amendment No. 6 to Schedule 13D

17. We note that Messrs. Colombatto and Schwartz previously filed a Schedule 13D with Balch Hill and were director nominees in Balch Hill's proxy solicitation last year. Please advise as to whether Balch Hill should be considered a participant in Potomac Capital's current proxy solicitation.

18. Please revise to update the disclosure required by Item 4 of Schedule 13D. In this regard, we note that you are conducting a proxy contest to elect a majority of the board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions